SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-68683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

McDermott Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 West Broad Street
(No. and Street)

Bethlehem	PA	18018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel — 717-249-8803
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

GP 3/12/15

OATH OR AFFIRMATION

I, Dean McDermott, Managing Member and CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of McDermott Investment Services, LLC (the Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Dean McDermott, Managing Member and CEO

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
BRUCE R DOWNING
Notary Public
CITY OF BETHLEHEM, NORTHAMPTON COUNTY
My Commission Expires Sep 10, 2018

Sworn and subscribed to before me this 26th day of February, 2015.

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Balance Sheet.
- ( ) (c) Statement of Operations.
- ( ) (d) Statement of Cash Flows.
- ( ) (e) Statement of Changes in Stockholder's Equity.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).
- ( ) (g) Computation of Net Capital
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exempt)
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (exempt)
- ( ) (j) A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ( ) (k) A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
- (x) (l) An Oath or Affirmation.
- () (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ( ) () Independent Accountant's Report on Exemption Report.
- ( ) () Exemption Report

McDermott Investment Services, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

TABLE OF CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
McDermott Investment Services, LLC:

We have audited the accompanying statement of financial condition of McDermott Investment Services, LLC (a Pennsylvania limited liability company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. McDermott Investment Services, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of McDermott Investment Services, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, Pennsylvania
February 25, 2015

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477 • Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
117 West End Avenue • # 210 • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

McDermott Investment Services, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 109,471
Clearing deposits	50,000
Receivable from brokers and dealers	32,983
Accounts receivable	64,071
Other assets	18,997
TOTAL ASSETS	$ 275,522
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Commissions payable	$ 52,442
Accounts payable and accrued expenses	46,727
Other liabilities	3,171
TOTAL LIABILITIES	102,340
MEMBER'S EQUITY	
Member's equity	173,182
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 275,522

The accompanying notes are an integral part of this statement.

McDermott Investment Services, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

McDermott Investment Services, LLC. (the "Company") is a limited liability company organized in the State of Pennsylvania in 2010. The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company is headquartered in Bethlehem, Pennsylvania, and has customers located throughout the United States.

SECURITIES TRANSACTIONS

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

INCOME TAXES

The Company is organized as a limited liability company and is taxed as a disregarded entity for income tax purposes. Accordingly, it is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. The taxable income or loss of the Company is includible in the income tax returns of its members.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended from December 31, 2011 through present are subject to IRS and other jurisdictions' tax examinations.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued

DATE OF MANAGEMENT'S REVIEW

Management has evaluated events through February 25, 2014, the date on which the financial statements were available to be issued.

NOTE 2: CREDIT AND MARKET RISK

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2014, cash and cash equivalents were held on deposit at a diversified U.S. financial institution insured by the Federal Deposit Insurance Corporation.

Receivable from brokers and dealers represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company.

NOTE 3: FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 3: FAIR VALUE (Continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

	Level 1	*Level 2*	*Level 3*	*Total*
LIABILITIES				
Securities sold, not yet purchased:				
Unit Investment Trusts	$ 391	$ -	$ -	$ 391
TOTALS	$ 391	$ -	$ -	$ 391

The Securities sold, not yet purchased are included in Other liabilities on the Statement of Financial Condition.

NOTE 4: COMMITMENTS AND CONTINGENCIES

The Company had obligations under an operating lease in a commercial property that expired on June 30, 2014. The Company continues to occupy the property on a month-to-month lease.

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. As of December 31, 2014, the Company is a defendant in an arbitration proceeding. The outcome of such matters cannot be predicted with certainty. In the opinion of the Company, after consultation with counsel handling such matter, this action will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2014 the Company had net capital of $142,496 which was $92,496 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .72 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.